Exhibit 99.10

PRESS RELEASE

Hydrogen: TotalEnergies Accelerates Decarbonization of its
Platform at La Mède

Paris, November 25, 2024 – In line with its 2030 ambition to decarbonize the hydrogen used in its European refineries, TotalEnergies has joined forces with Air Liquide to produce renewable hydrogen at La Mède in southeast France. This new project complements the Masshylia project to produce green hydrogen by electrolysis led by TotalEnergies in partnership with ENGIE. These projects will reduce the La Mède biorefinery’s CO2 annual emissions by 130,000 tons.

Renewable hydrogen for biofuels production, with Air Liquide

Air Liquide is going to build and operate a renewable hydrogen production unit at the La Mède platform. With an annual capacity of 25,000 tons, this unit will recycle coproducts from the TotalEnergies biorefinery. The hydrogen will then be used in the biorefinery to produce biodiesel and sustainable aviation fuel (SAF).

The project’s total investment amounts to € 150 million for TotalEnergies and Air Liquide. The new unit is expected to start production in 2028.

“This new renewable hydrogen production project, carried out with Air Liquide, allows us to accelerate the decarbonization of our La Mède platform. Almost ten years after the announcement of its conversion, La Mède is continuing its transformation and is becoming a low-carbon hydrogen production center, thus contributing to the decarbonization ambition of the Provence-Alpes-Côte-D’azur region.”, said Vincent Stoquart, President, Refining & Chemicals at TotalEnergies.

At the same time, TotalEnergies is continuing the development, with its partner ENGIE, of the Masshylia project of green hydrogen production by water electrolysis with a capacity of 10,000 tons per year, to contribute to the decarbonization of both the biorefinery and local customers at the Fos-Berre industrial-port zone. The two partners are aiming to start up the first 20 MW electrolyser in 2029, subject to confirmation of European and French subsidies and the necessary public authorizations.

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TotalEnergies and the decarbonization of its European refineries

TotalEnergies is committed to reducing the carbon footprint of producing, converting and supplying energy to its customers. One of the paths identified by the Company is to use low-carbon hydrogen to decarbonize its European refineries, a move that should help reduce its CO2 emissions by around three million tons a year by 2030.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to supplying affordable, reliable, clean energy to as many people as possible. TotalEnergies intends to put sustainability, in all its dimensions, at the center of its strategy, projects and operations.

TotalEnergies Contacts

Media Relations : +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

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Disclaimer

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